# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc., CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4830 NORTH LOOP 1604W, SUITE 111, SAN ANTONIO, Texas (TX), 78249
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 21,869,019; sole dispositive power 0; shared dispositive power 21,869,019; aggregate amount beneficially owned 21,869,019 (4.4% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,943,844; sole dispositive power 0; shared dispositive power 1,943,844; aggregate amount beneficially owned 1,943,844 (0.4% of the class)
- Legion Partners Special Opportunities, L.P. XVI (CIK 0001768000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,122,933; sole dispositive power 0; shared dispositive power 2,122,933; aggregate amount beneficially owned 2,122,933 (0.4% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,935,796; sole dispositive power 0; shared dispositive power 25,935,796; aggregate amount beneficially owned 25,935,796 (5.2% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 26,229,653; sole dispositive power 0; shared dispositive power 26,229,653; aggregate amount beneficially owned 26,229,653 (5.3% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 26,230,553; sole dispositive power 0; shared dispositive power 26,230,553; aggregate amount beneficially owned 26,230,553 (5.3% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 26,230,553; sole dispositive power 0; shared dispositive power 26,230,553; aggregate amount beneficially owned 26,230,553 (5.3% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 26,230,553; sole dispositive power 0; shared dispositive power 26,230,553; aggregate amount beneficially owned 26,230,553 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Clear Channel Outdoor Holdings, Inc.
Address of issuer's principal executive offices: 4830 NORTH LOOP 1604W, SUITE 111, SAN ANTONIO, Texas (TX), 78249

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XVI and Legion Partners Holdings were purchased with working capital.

The aggregate purchase price of the 21,869,019 Shares owned directly by Legion Partners I is approximately $41,997,307, including brokerage commissions. The aggregate purchase price of the 1,943,844 Shares owned directly by Legion Partners II is approximately $2,795,771, including brokerage commissions. The aggregate purchase price of the 2,122,933 Shares owned directly by Legion Partners Special XVI is approximately $4,669,146, including brokerage commissions. The aggregate purchase price of the 900 Shares owned directly by Legion Partners Holdings is approximately $2,004, including brokerage commissions.

In connection with the appointment of Raymond T. White to the Board of Directors of the Issuer (the "Board"), as further described in Amendment No. 1 to the Schedule 13D, Mr. White has been awarded an aggregate of 293,857 restricted stock units ("RSUs") in connection with his service as a director of the Issuer, all of which have vested.

Because Mr. White serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. White, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. White by the Issuer in respect of Mr. White's Board position, for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 9, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Madison Parent Inc., a Delaware corporation ("Parent"), and Madison Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which the Issuer is to be acquired by an investor consortium comprised of affiliates and/or certain investment funds advised by Mubadala Capital, in partnership with TWG Global. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger" and, together, with the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Issuer surviving as a wholly owned subsidiary of Parent, as more fully described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 9, 2026.

Concurrently with the execution of the Merger Agreement, the Reporting Persons and certain other parties entered into separate support agreements (each, a "Support Agreement") with Parent. Pursuant to the Support Agreement, the Reporting Persons agreed to, among other things, (i) vote or execute consents with respect to all of their Shares in favor of the adoption of the Merger Agreement and approval of the Merger and against any Acquisition Proposal (as defined in the Merger Agreement), subject to certain terms and conditions contained therein, and (ii) prior to the Issuer's receipt of the Requisite Stockholder Approval (as defined in the Support Agreement) and subject to limited exceptions, not to sell or otherwise transfer any of their Shares. The Support Agreement terminates in certain circumstances, including, among others, upon a Company Board Recommendation Change (as defined in the Merger Agreement) and by written consent of Parent and the Reporting Persons.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of a Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 498,488,033 Shares outstanding as of February 5, 2026, as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2026.

As of the date hereof, Legion Partners I beneficially owned directly 21,869,019 Shares, representing approximately 4.4% of the outstanding Shares.

As of the date hereof, Legion Partners II beneficially owned directly 1,943,844 Shares, representing approximately 0.4% of the outstanding Shares.

As of the date hereof, Legion Partners Special XVI beneficially owned directly 2,122,933 Shares, representing approximately 0.4% of the outstanding Shares.

Legion LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XVI, may be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned directly by Legion Partners I, (ii) 1,943,844 Shares beneficially owned directly by Legion Partners II and (iii) 2,122,933 Shares beneficially owned directly by Legion Partners Special XVI, representing approximately 5.2% of the outstanding Shares.

As of the date hereof, Legion Partners Asset Management may be deemed to beneficially own the 293,857 Shares that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, as further explained in Item 3. As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XVI, Legion Partners Asset Management may also be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I, (ii) 1,943,844 Shares beneficially owned by Legion Partners II and (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI, representing approximately 5.3% of the outstanding Shares.

As of the date hereof, Legion Partners Holdings directly beneficially owned 900 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I, (ii) 1,943,844 Shares beneficially owned by Legion Partners II, (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI and (iv) 293,857 Shares beneficially owned by Legion Partners Asset Management that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, representing approximately 5.3% of the outstanding Shares

Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I, (ii) 1,943,844 Shares beneficially owned by Legion Partners II, (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI, (iv) 900 Shares beneficially owned by Legion Partners Holdings and (v) 293,857 Shares beneficially owned by Legion Partners Asset Management that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, representing approximately 5.3% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

There have been no transactions in the securities of the Issuer during the past 60 days by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 9, 2026, the Reporting Persons and Parent entered into the Support Agreement as defined and described in Item 4, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Support Agreement, dated as of February 9, 2026, by and among Madison Parent Inc. and certain stockholders of Clear Channel Outdoor Holdings, Inc. (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 9, 2026).

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (02/10/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (02/10/2026)
- Legion Partners Special Opportunities, L.P. XVI: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (02/10/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (02/10/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (02/10/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (02/10/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (02/10/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (02/10/2026)